UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

METALLICA RESOURCES INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

59125J104

(CUSIP Number)

Sharon E. Thomas

Vice President and Secretary

Newmont Mining Corporation of Canada Limited

Suite 1900, Box 2005

20 Eglinton Avenue West

Toronto, Ontario M4R 1K8

(415) 480-6480

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. §240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 59125J104

1.	Names of Reporting Persons Newmont Mining Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,749,932
8. Shared Voting Power 0
9. Sole Dispositive Power 3,749,932
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,749,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%(1)
14.	Type of Reporting Person (See Instructions) HC, CO

(1)

Calculated based on 93,187,076 common shares of the Issuer as represented by the Issuer to be outstanding as of March 31, 2008 as set forth in Exhibit 99.C to the Issuer’s Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on April 16, 2008.

Page 2 of 5 Pages

CUSIP No. 59125J104

1.	Names of Reporting Persons Newmont Mining Corporation of Canada Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,749,932
8. Shared Voting Power 0
9. Sole Dispositive Power 3,749,932
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,749,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Calculated based on 93,187,076 common shares of the Issuer as represented by the Issuer to be outstanding as of March 31, 2008 as set forth in Exhibit 99.C to the Issuer’s Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on April 16, 2008.

Page 3 of 5 Pages

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) with respect to Metallica Resources Inc., a Canadian corporation (the “Issuer”) on May 21, 2001, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on March 6, 2002, (as amended by Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”) by Newmont Mining Corporation, a Delaware corporation (“Newmont”), and Newmont Mining Corporation of Canada Limited (successor to Franco-Nevada Mining Corporation Limited), a Canadian corporation (“Newmont Canada,” and together with Newmont, the “Reporting Persons”), amends and supplements the following items of the Schedule 13D. Capitalized terms used and not defined have the respective meanings set forth in the Schedule 13D.

As a result of various issuances by the Issuer of additional common shares since 2002, the Reporting Persons’ interest in the Issuer’s common shares has been reduced below 5% of the outstanding shares of the Issuer. Accordingly, this is the final Schedule 13D amendment to be filed by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, Newmont Canada beneficially owns 3,749,932 common shares of the Issuer. Because of Newmont’s ownership of 100% of the outstanding equity of Newmont Canada, Newmont is deemed for certain purposes to beneficially own all of the 3,749,932 common shares of the Issuer beneficially owned by Newmont Canada. Those 3,749,932 common shares represent approximately 4.0% of the 93,187,076 common shares of the Issuer as represented by the Issuer to be outstanding as of March 31, 2008 as set forth in Exhibit 99.C to the Issuer’s Report of Foreign Issuer on Form 6-K filed with the SEC on April 16, 2008.

(b) Newmont Canada holds the sole power to vote and dispose of the 3,749,932 common shares beneficially owned by Newmont Canada. Newmont is deemed for certain purposes to hold the sole power to vote and dispose of the 3,749,932 common shares beneficially owned by Newmont Canada as a result of its ownership of Newmont Canada.

(c) Newmont has not effected any transactions in the common shares of the Issuer within the past sixty days.

(d) Not applicable.

(e) As a result of various issuances by the Issuer of additional common shares since 2002, the Reporting Persons’ interest in the Issuer’s common shares has been reduced below 5% of the outstanding shares of the Issuer.

Page 4 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEWMONT MINING CORPORATION OF CANADA LIMITED

Dated: May 2, 2008	By:	/s/ Sharon E. Thomas
	Name:	Sharon E. Thomas
	Title:	Vice President and Secretary

NEWMONT MINING CORPORATION

Dated: May 2, 2008	By:	/s/ Sharon E. Thomas
	Name:	Sharon E. Thomas
	Title:	Vice President and Secretary

Page 5 of 5 Pages